UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

404139107
(CUSIP Number)

January 10, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	404139107

1	Names of Reporting Persons
B. Riley Financial, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,576,997
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,576,997
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,576,997
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.61%
12	Type of Reporting Person (See Instructions)
CO

CUSIP No.	404139107

1	Names of Reporting Persons
B. Riley Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
NY
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
393,657
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
393,657
9	Aggregate Amount Beneficially Owned by Each Reporting Person
393,657
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.86%
12	Type of Reporting Person (See Instructions)
IA

CUSIP No.	404139107

1	Names of Reporting Persons
BRC Partners Management GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
393,657
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
393,657
9	Aggregate Amount Beneficially Owned by Each Reporting Person
393,657
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.86%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No.	404139107

1	Names of Reporting Persons
BRC Partners Opportunities Fund, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
393,657
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
393,657
9	Aggregate Amount Beneficially Owned by Each Reporting Person
393,657
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.86%
12	Type of Reporting Person (See Instructions)
PN

CUSIP No.	404139107

1	Names of Reporting Persons
B. Riley FBR, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,183,340
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,183,340
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,183,340
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.75%
12	Type of Reporting Person (See Instructions)
BD

Preliminary Statement:

This Schedule 13G is filed by B. Riley Financial, Inc., a Delaware corporation (“BRF”), B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”), BRC Partners Management GP, LLC, a Delaware limited liability company (“BRPGP”), BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRPLP”), and B. Riley FBR, Inc., a Delaware corporation (“BRFBR” and, collectively as the “Reporting Persons”) and amends, supplements and replaces in its entirety the Schedule 13D filed on December 14, 2018, relating to shares of Common Stock of HC2 Holdings, Inc. (the “Issuer”). As part of a determination to sell shares of Common Stock of the Issuer (which sales commenced on January 10, 2020), the Reporting Persons determined that they no longer hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filers accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1.

(a)	Name of Issuer: HC2 Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 450 Park Avenue, 30th Floor, New York, NY 10022
Item 2(a).	Name of Persons Filing:

B. Riley Financial, Inc., a Delaware corporation (“BRF”),

B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”),

BRC Partners Management GP, LLC, a Delaware limited liability company (“BRPGP”),

BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRPLP”), and

B. Riley FBR, Inc., a Delaware corporation (“BRFBR”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each BRCM, BRPGP, BRPLP and BRFBR is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

The principal place of business of BRF is:

21255 Burbank Blvd. Suite 400

Woodland Hills, CA 91367

Item 2(c).	Citizenship:

BRF, BRPGP, BRPLP, and BRFBR are organized under the laws of the State of Delaware.

BRCM is organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e).	CUSIP Number:

404139107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the date hereof, BRPLP beneficially owned 393,657 shares of Common Stock. BRPGP is the general partner of BRPLP. BRCM is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to have beneficially owned the 393,657 shares of Common Stock owned directly by BRPLP.

As of the date hereof, BRFBR beneficially owned 2,183,340 shares of Common Stock.

As of the date hereof, BRF as the parent company of BRCM and BRFBR may be deemed to have beneficially owned the 2,576,997 shares of Common Stock beneficially owned in the aggregate by BRCM and BRFBR.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of Class:

As of the date hereof, BRPLP beneficially owned 0.86% of the outstanding shares of Common Stock. BRPGP is the general partner of BRPLP. BRCM is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to have beneficially owned the 0.86% of the outstanding shares of Common Stock owned directly by BRPLP.

As of the date hereof, BRFBR beneficially owned 4.75% of the outstanding shares of Common Stock.

As of the date hereof, BRF as the parent company of BRCM and BRFBR may be deemed to have beneficially owned the 5.61% of the outstanding shares of Common Stock beneficially owned in the aggregate by BRCM and BRFBR.

These percentages are based on a total of 45,935,196 shares of Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 5, 2019.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See cover page Items 5-9.

(ii)	Shared power to vote or to direct the vote: See cover page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of: See cover page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of: See cover page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable.

Item 8.	Identification and classification of members of the group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2020

B. RILEY FINANCIAL, INC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

by:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

B. RILEY FBR, INC

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).